VIA EDGAR

March 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Aisha Adegbuyi, Esq.

Re:    Union Bankshares, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-285164

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Union Bankshares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated by the U.S. Securities and Exchange Commission so that the Registration Statement will become effective on March 18, 2025, at 4:15 p.m. (Eastern Time), or as soon as practicable thereafter. In submitting this request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact the Company’s legal counsel, Denise Deschenes, of Primmer Piper Eggleston & Cramer PC., at (603) 626-3354 with any questions you may have concerning this request.

Very truly yours,
UNION BANKSHARES, INC.

By:	/s/ David S. Silverman
Name:	David S. Silverman
Title:	President and Chief Executive Officer

cc: Denise J. Deschenes, Esq.